30 North LaSalle Street
Suite 4000
Chicago, IL 60602
312/630-1900



TDS® TELEPHONE AND DATA SYSTEMS™

March 19, 2009

VIA U.S. MAIL AND EMAIL

Mr. Peter D. Goldstein
GAMCO Asset Management Inc.
One Corporate Center
Rye, NY 10580

Re: GAMCO Asset Management Inc., ("GAMCO") - Notices of Intent to Nominate
        Director at 2009 Annual Meeting of Shareholders, dated February 17-20, 2009

Dear Mr. Goldstein:

Reference is made to GAMCO's Notices of Intent to Nominate Directors at the 2009
Annual Meeting of Shareholders of Telephone and Data Systems, Inc. ("TDS") dated February
17 and February 20, 2009. The notices named Gary Sugarman, Clarence Davis, Vincent Enright
and Jack Liebau, Jr. as the persons that GAMCO intends to nominate (the "GAMCO
Candidates"). For the reasons stated in this letter, the TDS Board of Directors has rejected such
notices with respect to Gary Sugarman and Vincent Enright because they are ineligible to serve
as directors at TDS's 2009 Annual Meeting of Shareholders.

Section 1.15 of the TDS Bylaws provides that "a person properly nominated by a
shareholder under Section 1.2 or 1.13 shall not be eligible for election as a director unless he or
she signs and returns to the Secretary, within fifteen days of a request therefor, written responses
to any questions posed by the Secretary [with respect to certain identified subjects]." Pursuant to
such section, questionnaires were sent to each of the GAMCO Candidates on February 23, 2009,
together with a letter advising the GAMCO Candidates that, pursuant to Section 1.15 of the TDS
Bylaws, they were required to return a completed and signed questionnaire within fifteen days,
or by the close of business on March 10, 2009, in order to be eligible for election as a director.
Clarence Davis and F. Jack Liebau, Jr. returned completed questionnaires before March 10,
2009, but Gary Sugarman and Vincent Enright did not return questionnaires as required by
Section 1.15 of the TDS Bylaws. Accordingly, the TDS Board of Directors has determined that
Gary Sugarman and Vincent Enright are not eligible for election as directors at TDS's 2009
Annual Meeting of Shareholders. If GAMCO attempts to nominate Gary Sugarman or Vincent

Enright at TDS's 2009 Annual Meeting of Shareholders, the chairman of the meeting intends to rule that such nominations are out of order. A copy of the bylaws is available on TDS's website at www.teldta.com and was filed with the SEC on a Form 8-K dated November 3, 2008.

Sincerely,

Telephone and Data Systems, Inc.

By:_____

cc: Mr. Gary Sugarman (by Certified Mail)
       Mr. Vincent Enright (by Certified Mail)

IMPORTANT INFORMATION: TDS and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of TDS in connection with the TDS 2009 annual meeting of shareholders. Information regarding TDS directors and executive officers and their respective interests in TDS by security holdings or otherwise is set forth in TDS's preliminary proxy statement relating to its 2009 annual meeting, as filed with the Securities and Exchange Commission ("SEC") on March 13, 2009. The 2009 proxy statement, other solicitation material and other reports that TDS files with the SEC, when available, can be obtained free of charge at the SEC's web site at www.sec.gov or from TDS on its website at www.teldta.com. TDS SHAREHOLDERS ARE ADVISED TO READ CAREFULLY THE PROXY STATEMENT AND OTHER SOLICITATION MATERIAL FILED BY TDS IN CONNECTION WITH THE TDS 2009 ANNUAL MEETING OF SHAREHOLDERS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE ELECTION OF DIRECTORS OF TDS.